UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.
(Translation of Registrant's Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F]

Form 20-F _X_   Form 40-F _____

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _____ No _X_

[Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _____ No _X_

[Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12-g-3-3(b) under
the Securities Exchange Act of 1934]

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-_____

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131   Facsimile: (604) 801-5499

NEWS RELEASE

November 10, 2006

TSX-V Trading Symbol: **ASX**
OTC BB Trading Symbol: **ASXSF**

ALBERTA STAR APPOINTS ROGER WATSON AS CHIEF GEOPHYSICIST FOR THE ELDORADO & CONTACT LAKE IOCG AND URANIUM PROJECTS

Alberta Star Development Corp. (the "Company") listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce the appointment of Roger Watson P. Eng as the Company's Chief Geophysicist. He will assume this position as part of his consulting activities in the Canadian Uranium Exploration industry.   Mr. Watson is a leading specialist in the collection and interpretation of airborne radiometric data used for advanced uranium exploration purposes. Mr. Watson was a founding partner of the firm Paterson, Grant and Watson Ltd., one of Canada's leading providers of geophysical consulting services. The addition of Mr. Watson to the Company's experienced IOCG & Uranium technical team reinforces the Company's commitment to retain industry professionals who have advanced Uranium exploration expertise.

THE ELDORADO URANIUM MINE – ELDORADO URANIUM DISTRICT

The Eldorado uranium mine formerly mined and produced 15 million pounds of uranium at an average head grade of 0.75% U_3O_8 and 8 million ounces of silver plus, copper, nickel, radium, and lead at the Eldorado - Port Radium area commencing in 1933. The Eldorado mine has approximately 25 miles of existing underground workings developed on fourteen levels and was formerly one of Canada's principal producers of high grade uranium pitchblende concentrates from the 1930's to 1960's. The Echo Bay mine produced over 23,779,178 million ounces of silver at an average head grade of approximately 66 ounces per ton prior to its closure in 1982.

The Company has assembled a highly experienced IOCG & uranium technical team of experts with advanced uranium exploration expertise that believes the Eldorado district has the potential to host both Olympic Dam and volcanic hosted styles of copper, gold, and uranium deposits. The current Nov 10, 2006 spot price for uranium provided by The Ux Consulting Company LLC (www.uxc.com), is now $60.00.00 US per pound.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star Development Corp. is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in northern Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star's In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at **(604) 948-9663.**

FOR FURTHER INFORMATION, PLEASE CONTACT:
Tim Coupland. President and CEO
Alberta Star Development Corp.
Tel 604.681.3131   Fax 604.801.5499
www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Alberta Star's actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.